Filed by Viasat, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: RigNet, Inc.

(Subject Company Commission File No.: 001-35003)

This filing relates to the proposed merger involving Viasat, Inc., a Delaware corporation (“Viasat”), Royal Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and RigNet, Inc., a Delaware corporation (“RigNet”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of December 20, 2020, by and among Viasat, Acquisition Sub and RigNet.

The following letter was sent by Richard Baldridge, President and Chief Executive Officer of Viasat, to Viasat employees on December 21, 2020:

Dear fellow employees,

I’m pleased to share with you that today we announced we have entered into a definitive agreement to acquire RigNet, a leading provider of ultra-secure, intelligent networking solutions and specialized applications.

As you would expect, we didn’t enter into this agreement lightly. We chose RigNet because of its successful track record, global footprint, deep industry knowledge, strong relationships in the energy market, as well as its talented global team. Like Viasat, RigNet also has emerging technology expertise in areas like machine learning and artificial intelligence that will augment our capabilities in these critical areas.

Acquiring RigNet benefits us in many ways:

•	Enables globalization and complements our ViaSat-3 plans

Bringing RigNet into the fold helps accelerate our strategy to provide high-quality, ubiquitous, affordable broadband connectivity and communications to the hardest-to-reach locations around the globe. RigNet has a strong global support infrastructure and operations foundation with more than 350 talented employees overseas. Its international presence aligns with our expanding global operations, enabling us to find additional value and business complements for our ViaSat-3 globalization efforts.

•	Facilitates expansion into new vertical industries

RigNet provides global end-to-end, secure managed communications service and installation capabilities in adjacent industries, including: energy, mining, shipping, maritime and additional enterprises. By combining technology and service capabilities, we see opportunities to expand into these industries globally while capitalizing on the growing trends surrounding broadband connectivity, communications and digital transformation.

•	Access to RigNet’s customers, technology and services

Acquiring RigNet gives Viasat direct access to over 650 of its customers and core technology and services including RigNet’s digital transformation toolset, which includes its end-to-end managed communications.

•	Financial benefits

This transaction will be immediately accretive to cashflow and is expected to modestly improve our leverage position.

Our plan is to incorporate the RigNet global team, technology and core capabilities into our newly named Global Enterprise and Mobility business unit, led by President Jimmy Dodd. We anticipate the RigNet team will operate from its headquarters in Houston, with management expected to stay on to help with integration, provide ongoing leadership and in-depth industry knowledge, and customer relationship support. You can expect to hear about more details on integration as we get closer to closing the deal in mid-calendar year 2021.

While we still have diligence to complete, we are hopeful and look forward to welcoming RigNet to the Viasat team.

Additional Information and Where You Can Find It

Viasat will file with the SEC a registration statement on Form S-4, which will include the proxy statement of RigNet that also constitutes a prospectus of Viasat (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIASAT, RIGNET, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on Viasat’s website at https://www.viasat.com (for documents filed with the SEC by Viasat) or on RigNet’s website at https://www.rig.net (for documents filed with the SEC by RigNet).

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Viasat, RigNet, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Viasat’s directors and executive officers is contained in Viasat’s Annual Report on Form 10-K for the fiscal year ended March 31, 2020 and its Definitive Proxy Statement on Schedule 14A, dated July 23, 2020, which are filed with the SEC and can be obtained free of charge from the sources indicated above. Information about the directors and executive officers of RigNet is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 11, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on March 30, 2020.

Forward-Looking Statements

This communication contains forward-looking statements regarding future events that are subject to the safe harbors created under the Securities Act of 1933 and the Securities Exchange Act of 1934. These statements are based on current expectations, estimates, forecasts and projections about the industries in which Viasat and RigNet operate and the beliefs and assumptions of their respective management. The parties use words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” variations of such words and similar expressions to identify forward-looking statements. Forward looking statements include, among others, statements that refer to the benefits of and realization of synergies from the RigNet acquisition, including expected resulting enhancements to Viasat’s systems and services and the anticipated operations, financial position, liquidity, performance, prospects or growth and scale opportunities of Viasat, RigNet or the combined company; integration activities; the anticipated value of the combined business to Viasat and stakeholders; the expected performance of RigNet’s technologies; expected impact of the acquisition on Viasat’s results of operations and financial condition; anticipated growth and trends in the business or key markets of Viasat, RigNet and the combined company; the approval and closing of the merger, including the need for stockholder approval and the satisfaction of closing conditions; and plans, objectives and strategies for future operations. Readers are cautioned that actual results could differ materially from those expressed in any forward-looking statements. Factors that could cause actual results to differ include: risks and uncertainties related to the pending merger, including the failure to obtain, or delays in obtaining, required regulatory approval; the risk that such approval may result in the imposition of conditions that could adversely affect Viasat, RigNet or the expected benefits of the proposed transaction; the failure to satisfy any of the closing conditions to the proposed transaction on a timely basis or at all; the ability of Viasat to successfully integrate RigNet operations, technologies and employees; the ability to realize anticipated benefits and synergies of the acquisition, including the expectation of enhancements to Viasat’s products and services, greater revenue opportunities, operating efficiencies, and cost savings; the ability to ensure continued performance and market growth of RigNet’s business; changes in the global business environment and economic conditions; the availability and cost of credit; the ability to successfully develop, introduce, and sell new products and enhancements; changes in relationships with key customers, suppliers, distributors, resellers, and others as a result of the acquisition; Viasat’s and RigNet’s reliance on a limited number of third parties to manufacture and supply their respective products; the risk of litigation or regulatory actions to Viasat and/or RigNet; inability to retain key personnel; the impact of the COVID-19 pandemic on Viasat’s and RigNet’s business, suppliers, customers, and employees or the overall economy; and other factors affecting the communications industry generally. In addition, please refer to the risk factors contained in Viasat’s and RigNet’s SEC filings available at www.sec.gov, including Viasat’s and RigNet’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q and such reports that are subsequently filed with the SEC, including the proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Viasat undertakes no obligation to update or revise any forward-looking statements for any reason.